SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE CONCERNING REPURCHASE OF OWN SHARES

On May 12, 2005, the registrant decided at a meeting of its board of directors to authorize the repurchase of its own shares subject to the approval of its shareholders.

Attached is a press release of the registrant dated May 12, 2005 describing the details of the decision.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager Investor Relations Office
Department IV

Date: May 12, 2005

May 12, 2005

Notice of call for a shareholder resolution regarding repurchase of own shares at the ordinary general meeting

(Under Article 210 of the Japanese Commercial Code)

Nippon Telegraph and Telephone Corporation (“NTT”) announced that on May 12, 2005 its board of directors decided to call for a resolution of its shareholders at the 20th annual meeting scheduled to be held on June 28, 2005 regarding the repurchase of its own shares.

1.	Reason for share repurchase

To implement a capital policy that takes into account supply and demand conditions of NTT’s shares.

2.	Details of proposed share repurchase

(1)	Class of shares: Common stock

(2)	Number of shares to be repurchased:	1,250,000 shares (maximum)
(Percent of total shares issued : 7.94%)

(3)	Value of shares to be repurchased: 600 billion yen (maximum)

(Note)

The above details are subject to the approval of a resolution regarding the repurchase by NTT of its own shares by the shareholders at the 20th ordinary general meeting to be held on June 28, 2005.

(Reference)

Number of treasury shares held as of March 31, 2005

Total number of shares issued (excluding treasury shares): 14,939,759 shares

Number of treasury shares: 801,451 shares

For inquiries, please contact:
Investor Relations Office
Department IV
Nippon Telegraph and Telephone Corporation
Attn: Shioyama (Mr) or Hanaki (Mr)
Tel: +81-3-5205-5581
E-mail: investors@hco.ntt.co.jp